Exhibit 99.5

Release time	Immediate	Date	19 March 2003

PR289g

Rio Tinto completes the sale of Peak Gold and Alumbrera interest

Rio Tinto has completed the sale of its 25 per cent interest in Minera Alumbrera Limited, Argentina together with its wholly owned Peak Gold Mine in New South Wales, Australia to Wheaton River Minerals for US$210 million. The transaction was announced on 15 January 2003.

For further information, please contact:

LONDON	AUSTRALIA
Media Relations Hugh Leggatt + 44 (0) 20 7753 2273	Media Relations Ian Head +61 (0) 3 9283 3620
Investor Relations Peter Cunningham + 44 (0) 20 7753 2401 Richard Brimelow + 44 (0) 20 7753 2326	Investor Relations Dave Skinner +61 (0) 3 9283 3628 Daphne Morros +61 (0) 3 9283 3639

Website: www.riotinto.com

Rio Tinto plc. 6 St James’s Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885